MAIL STOP 7010
									January 31, 2006

Mark Irion
Chief Financial Officer
Neff Rental LLC and Neff Finance Corp.
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

Re:	Neff Rental, LLC
	Neff Finance Corp.
	Registration Statement S-4
	File No. 333-130841
	Filed January 3, 2006

Dear Mr. Irion:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).
Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Prospectus Cover Page

2. Show the guarantees as a separate security, identifying the guarantor and its relationship to Neff Rental LLC and Neff Finance Corp.

Table of Contents, page ii

3. We note your disclosure in the last two sentence of the last paragraph following your table of contents. Please delete the language in this section that implies that you are not responsible for the accuracy or completeness of the information you elect to include in the prospectus.

Prospectus Summary, page 1

4. To further balance your summary disclosure, please discuss your historical net losses and fixed charge coverage ratio. In this connection, please also note that as disclosure required by Item 503 of Regulation S-K, your ratio of earnings to fixed charges should appear in the forepart of your prospectus, although currently this information does not appear until page 54. See introductory language in Item 3 of Form S-4.

Our Company, page 1

5. Please revise to explain what you mean by "niche expertise" in the first paragraph of this section.

6. Please revise to provide a more balanced summary description of your business, including a discussion of your leveraged position.
Include more detailed balancing disclosure in your Business section, as well. We may have further comment based on your response.

7. Please disclose the nature of Odyssey Investment Partners,
LLC`s
business.

Terms of the Exchange Senior Notes, page 8
Terms of the Exchange Subordinated Notes, page 11

8. In your sections on "Ranking," please also quantify and state, as of the most recent practicable date, the total amount of debt that is equal and junior to these notes, listing the total amount for each type separately.

Terms of the Exchange Senior Notes, page 8

9. Disclose whether the guarantors will wholly and unconditionally guarantee the notes.

10. To the extent additional subsidiaries come into existence and are made guarantors on the notes prior to the expiration of your exchange offer, please confirm to us that you will update the registration statement to revise the facing page, the financial statements, and the signature pages accordingly.

Risk Factors, page 17

11. Please delete the second and third sentences of your introductory paragraph, as you must disclose all risks that you believe are material at this time and may not qualify your risk factor disclosure by referring to unknown risks. Refer to Staff Legal Bulletin No.
7A,
sample comment #30.

12. Please do not include risks that are not currently material, or clarify why they are currently material. Please see the risk factors titled:
* "The nature of our business exposes us to liability claims..."
* "We must comply with numerous environmental and occupational health and safety regulations..."

To service our indebtedness, we will require a significant amount of cash, page 18

13. We note your disclosure in the last paragraph of this risk factor. Please quantify your annual debt service costs and the impact of an interest rate change on these costs. For example, what would be the impact of a one percent increase in your interest rates?

The trading price of the exchange notes may be volatile, page 22

14. Please revise to clarify the risk to noteholders or delete as generic.

The exchange senior notes are not secured by all our assets and the liens on the collateral may be subject limitations. . . , page 23

15. You disclose that capital stock securing the notes will automatically be released from collateral if separate financial statements are required to be filed for any of your subsidiaries. Please disclose the significance level of any entity whose collateral currently exceeds 10% of the principal amount of the secured class of securities. Please also disclose this information as of each balance sheet date, including interim ones, subsequent to the original issuance of the Notes. Please continue disclosing this information in both a footnote to your financial statements and in the forepart of your ongoing filings under the Exchange Act.

16. Please supplementally provide us with the computations you performed in reaching the conclusion that separate financial statements are not required under Rule 3-16 of Regulation S-X.

17. Rights of holders of exchange notes in the collateral may be adversely affected. . . , page 25

18. The statements you make in this risk factor seem to contradict the requirements of Section 314 of the Trust Indenture Act.
Please
revise.

Forward-Looking Statements, page 37

19. Please remove the word "will" from the list of forward-looking terminology in the first sentence of this section.

20. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer. In addition, because this is you are not an issuer that is subject to the reporting requirements of section 13(a) or section 15(d) of the Exchange Act, the safe harbor provisions of the PSLRA do not apply. See Section 27A(a)(1) of the Securities Act and Section
21E(a)(1) of the Exchange Act.

21. We note your disclosure in the fourth to last bullet. Please revise to disclose risks related to conflicts between the interests of your sponsor and the noteholders` interests.

Expiration Date; Extensions; Amendments, page 40

22. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

23. We note that you reserve the right "to delay accepting any outstanding senior notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For instance, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

24. We note your disclosure on page 40 in the first bullet point concerning oral notice of any delay, extension or termination.
Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Unaudited Pro Forma Condensed Consolidated Financial Information, page 48

25. Please revise the descriptions of pro forma adjustment (b) to show the computation of each adjustment, including the interest rates used for each debt instrument.

26. Please note that it is appropriate to give pro forma effect to the elimination of interest associated with historical debt only to the extent that is eliminated by the pro forma transactions. Further, your pro forma adjustment to eliminate interest, if calculated based on balances as of a recent date, may require downward adjustment unless the recent amount due is less than the amount due at any date during the periods presented.

27. It is unclear why you have included the non-recurring charges discussed in notes (d) and (e), which result from the transaction, in the pro forma income statements. You state that these charges are not given pro forma effect, although the charges appear to be included in the pro forma financial information. In addition, it is unclear to which amount note (e) relates. Please revise or advise.

Selected Financial Data, page 53

28. It is unclear why note 2 on page 54 discusses the $1,449 loss on debt extinguishment for 2001, which is included in a separate line item. Please revise or advise.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 56
Operating Expenses, page 57

29. It is unclear why you classify depreciation of your delivery vehicles as an operating expense rather than a cost of revenue. Please refer to paragraphs 2 and 3 of EITF 00-10. Please also provide the disclosures required by paragraph 6 of EITF 00-10 if you do not include all shipping and handling costs in costs of revenues.

30. It is also unclear why you refer to the recovery related to the litigation settlement as being included in other operating expenses.
Please revise or advise.

Results of Operations, page 62

31. In circumstances where there is more than one business reason for a change between periods, such as those identified in your discussion of the changes in gross profit, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please refer to Item 303(a)(3)
of Regulation S-K and Financial Reporting Codification 501.04.

32. Please revise your discussion of the non-GAAP performance measure you characterize as dollar utilization to show its computation for each of the periods presented. You should also provide equally prominent disclosure to net income as required by Item
10(e)(1)(i)(a)
of Regulation S-K.

33. Your discussion of the non-GAAP performance measure you characterize as dollar utilization should also disclose:

* the economic substance behind your decision to use such a measure;
* the material limitations associated with use of dollar utilization as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which you compensate for these limitations when using dollar utilization; and
* the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

Liquidity and Capital Resources, page 70

34. Either here or under the section entitled Description of Other Indebtedness, please briefly describe the actual material financial covenants that are in effect under the ABL credit facility from time to time throughout the term of the exchange notes, since a default under the credit facility could lead to a default under the Indenture.

Internal Controls and Procedures, page 74

35. It is unclear whether your financial statements have been revised to properly reflect lease expense and amortization of debt issue costs. If not, please provide us with your materiality assessment for each period presented.

Changes in Independent Auditors, page 75

36. You state that "Deloitte`s reports on [your] consolidated financial statements for the fiscal years ended December 31, 2003 and
2002 did not contain an adverse opinion or disclaimer of opinion, and were not modified as to audit scope or accounting principles, except as described above." We assume you intended to refer to the going concern qualification of Deloitte`s report dated March 11, 2003. If so, please revise to clearly identify and reference the going concern qualification, which is discussed following the statement quoted above on page 75 of the registration statement.

37. You also state that "[d]uring the years ended December 31,
2003
and 2002, and any date prior to May 27, 2004, we, nor anyone acting on our behalf, consulted with Kaufman..." We assume you intended to state that you did not consult with Kaufman during the specified periods. If so, please revise your disclosure accordingly.

38. Please file the letters from your former accountants that are required by Item 304(a)(3) of Regulation S-K as exhibits to your registration statement.

Business
Our Business Strengths, page 78

Industry Overview, page 80

39. We note the statistics regarding the U.S. equipment rental industry. Please place these statistics in context of your business size and operations. For instance, do the numbers represent the types of equipment you rent? Also, disclose the percentage of the market your operations represent versus those of your closest competitors as well as the largest participants in your industry.




Legal Proceedings, page 87

40. We note your disclosure concerning the class action lawsuits related to the Recapitalization Agreement. Please revise to quantify the damages sought and clarify the "other relief" sought. In addition, please update your disclosure concerning the oral argument that was scheduled for January 17, 2006. We also note your risk factor on page 29. Please also update this disclosure as necessary.

Certain Relationships and Related Party Transactions, page 94

41. Please state whether you believe that the transactions described in this section are on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

42. Please explain how sales and leases of construction equipment to
MasTec, Inc., are negotiated on an arm`s-length basis.

Limitations on Stock Collateral, page 105

43. Tell us supplementally whether there has been any change in the subsidiaries whose stock is included in the collateral pool since you issued the old notes. Tell us whether there has been any change since you filed the registration statement. Finally, tell us what consideration you have given to whether the potential for a shift in the collateral pool affects the requirement that securities exchanged in a transaction in reliance on the Exxon Capital line of letters be identical. Given the potential for a shift in the collateral pool during the exchange offer, please supplementally confirm that the security provisions in both the old and new notes are identical. We may have additional comments upon review of your response.

44. Supplementally confirm that you will advise the staff of any change in the subsidiaries whose stock is included in the collateral pool prior to effectiveness.

Certain Definitions, page 144

45. Please eliminate definitions of terms that you do not use in the prospectus or whose meanings are apparent or commonly understood.
Examples of these terms include, but are not necessarily limited to:
Board of Directors, Common Stock, GAAP, and Person.

Legal Matters, page 236

46. Please revise to also state, if true, that Latham & Watkins
LLP
has rendered an opinion with respect to the enforceability of obligations under the exchange notes and guarantees being issued.



Where You Can Find More Information, page 236

47. Please update for our new address. Refer to Item 101(e) of Regulation S-K.

Financial Statements, F-1

Unaudited Interim Financial Statements, page F-2

Note 1 - Basis of Presentation, page F-6

48. Please tell us how you determined what portion of the $24 million of costs and fees incurred in connection with the recapitalization represented deferred debt costs, a cost of capital and the remainder which was expensed.

Audited Financial Statements, page F-21

Independent Auditors` Report, page F-22

49. Please obtain a revised report from Kaufman, Rossin & Co. LLP that indicates the city and state where their report was issued. Please also ensure that the revised report refers to the standards of the Public Company Accounting Oversight Board, rather than just auditing standards. Please refer to Rule 2-02(a)(3) of Regulation S-
X.

50. Please obtain a revised report from Deloitte and Touche LLP that refers to the standards of the Public Company Accounting Oversight Board (United States) rather than generally accepted auditing standards. Please refer to AS1, which is effective for all reports issued or reissued after May 24, 2004.

Statements of Operations, page F-24

51. Please provide us with additional information to help us understand why you have excluded costs (recovery) for litigation settlement from income from operations.

52. Please also tell us why you have included (gains) losses on debt extinguishment in income from operations.

Consolidated Statements of Cash Flows, page F-26

53. Please provide us with additional information to help us understand how your presentation of borrowings on your term loan on a net basis is consistent with paragraphs 11-13 of SFAS 95.

54. Please revise to present the amortization of interest and debt issuance costs separately from the depreciation of property, plant and equipment. Please also present debt issuance costs separately in the financing activities section.

Note 2 - Summary of Significant Accounting Policies, page F-27

Revenue Recognition, page F-28

55. Please revise your discussion of your revenue recognition policy with respect to the sale of equipment that is on lease to clarify how it is consistent with SAB Topic 13:A.

Note 4 - Property and Equipment, page F-33

56. The range of useful lives for your buildings and improvements of two to 30 years is very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

Note 8 - Income Taxes, page F-38

57. Please revise your disclosure to provide more detail regarding the amounts and expiration dates of operating loss and tax credit carryforwards. Please refer to paragraph 48 of SFAS 109.

Note 12 - Operating Leases, page F-42
58. Please provide us with additional information to help us understand how your disclosure is consistent with the requirements of paragraph 23 of SFAS 13 or revise accordingly.

59. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5(n) of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 14 - Condensed Consolidating Financial Information, page F-44

60. Please provide us with additional information to help us understand which paragraph of Rule 3-10 of Regulation S-X you are relying upon in providing condensed consolidating financial information, and explain how you met that exception. Please also revise the first paragraph of this note to identify the relevant securities, and include narrative disclosure of the nature of the guarantee and ownership of the guarantor subsidiary sufficient for the reader to understand the applicability of the relevant paragraph of Rule 3-10 of Regulation S-X. See Rule 3-10(i)(8) and (9) for additional other disclosures that also should be included in this footnote.


Signatures

61. Please have your and your co-registrants` controllers or principal accounting officers sign in that capacity.

Item 22. Undertakings

62. It does not appear that the first and second full paragraphs on page II-5 apply to this offering. Please delete.

63. Please delete the penultimate paragraph on page II-5 as you are not permitted to incorporate by reference.

Letter of Transmittal

64. Please delete the language in your letters of transmittal requiring the note holder to acknowledge that he/she has read all of the terms of the exchange offer.

Closing Comments

      We note your statement that you will file a prospectus supplement to set forth the names of any underwriters, dealers, or agents and their arrangements with the selling shareholders. However, to the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances as well.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Scott Watkinson at (202) 551-3741 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708, with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Dennis D. Lamont, Esq.
	(212) 751-4864
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Mark Irion
Neff Rental LLC and Neff Finance Corp.
Page 1 of 12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE